Filed pursuant to Rule 433
Registration Statement No. 333-158360
July 20, 2009
THE TJX COMPANIES, INC.
Pricing Term Sheet
4.200% Notes due 2015

Issuer:	The TJX Companies, Inc.
Type of Offering:	SEC registered
Security:	4.200% Notes due 2015
Size:	$400,000,000
Maturity:	August 15, 2015
Coupon:	4.200%
Price to Public:	99.992% of face amount
Yield to Maturity:	4.201%
Spread to Benchmark Treasury:	170 basis points
Benchmark Treasury:	2.625% due June 30, 2014
Benchmark Treasury Yield:	2.501%
Interest Payment Dates:	February 15 and August 15, beginning February 15, 2010
Redemption Provisions:
Make-Whole Call	Treasury plus 30 basis points
Trade Date:	July 20, 2009
Settlement:	T+3; July 23, 2009
CUSIP:	872540AN9
Ratings:	A3 (Moody’s) / A (S&P)
Listing:	None
Joint Book-Running Managers:	Banc of America Securities LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities Inc.
RBS Securities Inc.
Co-Managers:	BNY Mellon Capital Markets, LLC
Fifth Third Securities, Inc.
HSBC Securities (USA) Inc.
KeyBanc Capital Markets Inc.
PNC Capital Markets LLC
Scotia Capital (USA) Inc.
Sovereign Securities Corporation LLC
SunTrust Robinson Humphrey, Inc.
U.S. Bancorp Investments, Inc.
Wedbush Morgan Securities Inc.
Wells Fargo Securities, LLC
As described in “Use of Proceeds,” some of the net proceeds of this offering may be used to refinance substantially all of our Canadian subsidiary’s C$235 million term credit facility due January 11, 2010. Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by an affiliate of Scotia Capital in this offering, this offering is being conducted in compliance with the Financial Industry Regulatory Authority (“FINRA”) Rule 5110(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s rating service or Bbb or better by Standard & Poor’s rating service or rated in a comparable category by another rating service acceptable to FINRA.

Note: A securities rating is not a recommendation to buy, sell or hold these notes. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC, toll-free at 1-800-294-1322 or J.P. Morgan Securities Inc., collect at 1-212-834-4533.

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